恒生銀行
HANG SENG BANK

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02 APR 26 AM 11:16

Your Ref: File No. 82-1747
Our Ref: HOS CSE 020288

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

23 April 2002

02028675

SUPPL

Attention: Ms Janette M Aalbregtse

Dear Sirs

As mentioned in the Bank's 2001 Annual Report, Dr Lee Hon Chiu had given notice that he would resign as a Director of the Bank as from the conclusion of the Annual General Meeting in April.

The Bank's Annual General Meeting has been held this afternoon.

In this connection, we enclose a copy of the press release issued today in respect of Dr Lee's resignation which has taken effect accordingly.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

dlw 4/29

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047

Hang Seng 恒生

恒生銀行
HANG SENG BANK

Press Release

23 April 2002

HANG SENG BANK DIRECTOR DR LEE HON-CHIU GBS RESIGNS

新聞稿

Hang Seng Bank announced today that Dr Lee Hon-chiu GBS has resigned as a Director so that he can be reunited with his immediate family overseas, effective from the conclusion of the Bank's Annual General Meeting this afternoon.

Dr Lee has served on the Bank's Board of Directors since 1986 and given wise counsel as Director, and also as Chairman of the Audit Committee from 1992 to 2000.

Hang Seng valued Dr Lee's 16 years of distinguished service to the Bank, and is most grateful for his many important contributions to its success.

Founded in 1933, Hang Seng Bank, a principal member of the HSBC Group and the second largest listed bank in Hong Kong, operates 154 branches and automated banking centres in Hong Kong; branches in Guangzhou, Shanghai, Shenzhen and Fuzhou; and representative offices in Beijing, Xiamen and Taipei. With consolidated assets of HK$475 billion at the end of 2001, the Bank reported a profit attributable to shareholders of more than HK$10 billion for the year 2001. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Cecilia Ko **2198-4227**

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